SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities and Exchange Act of 1934
(Amendment No. 3)

Mentor Income Fund, Inc.
(MRF)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

587204108
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
14 Tobey Village Office Park
Pittsford, New York 14534
(716) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2000
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [x]

(Page 1 of 4 pages)
There are no exhibits.









ITEM 1	Security and Issuer
		Common Stock
		Evergreen Investment Services, Inc.
		Mentor Income Fund
		200 Berkley St., 21st Floor
		Boston, MA     12116-5034
ITEM 2	Identity and Background
		a) Karpus Management, Inc. d/b/a Karpus Investment Management
		("KIM")
		George W. Karpus, President, Director and Controlling Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 14 Tobey Village Office park
		Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset
		management (i.e. fixed income investments).
		d) None of George W. Karpus, JoAnn VanDegriff, or Sophie Karpus
		("the Principals") or KIM has been convicted in the past five years of
		any criminal proceeding (excluding traffic violations).
		e) During the last five years non-of the principals or KIM has been a party
		to a civil proceeding as a result of which any of them is subject to a
		judgment, decree or final order enjoining future violations of or
		prohibiting or mandating activities subject to, federal or state
		securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated shares of MRF
		on behalf of accounts that are managed by KIM ("the Accounts") under
		limited powers of attorney.  All funds that have been utilized in making
		such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		a)   KIM has purchased Shares for investment purposes.  Being primarily a
		fixed income manager, with a specialty focus in the closed end fund
		sector, the profile of MRF fit the investment guidelines for various
		Accounts.  Shares have been acquired since December 13, 1993.
b)   On July 19, 2000, it was announced that First Union Corporation
(Mentor Investment Advisors, LLC is their subsidiary) had agreed to sell certain assets of Mentor to U.S. Bank National Association.  As a result,
Shareholders must vote upon a new investment advisory agreement.  On
July 20, 2000, the Fund filed a PRES14A with the SEC.
c)    On July 21, 2000, KIM submitted a Shareholder Proposal to the Fund
(See Exhibit 2)
ITEM 5 	Interest in Securities of the Issuer
a) As of the date of this Report, KIM owns 565,647 shares, which
represents 4.79% of the outstanding Shares.   Sophie P. Karpus,
		(Director of KIM) presently owns 800 shares purchased on November 24,
1998 at a price of $8.68 per share.  Karpus Investment Management  Profit
Sharing Plan presently owns 100 shares purchased on July 31, 2000 at a price of $7.75 per share.  None of the other Principals presently owns shares.
		b) KIM has the sole power to dispose of and to vote all of such Shares
		under limited powers of attorney.
c) The first open market purchase occurred on December 13, 1993 as previously reported.  Open market purchases for the last 60 days for
the Accounts.   There have been no dispositions and no acquisitions,
other than by such open market purchases, during such period unless indicated.
DATE
SHARES
PRICE PER

DATE
SHARES
PRICE PER


SHARE



SHARE
6/12/00
-500
7.5

7/7/00
-38750
7.875
6/15/00
25000
5.9375

7/12/00
-200
7.6875
6/26/00
-4100
7.5

7/19/00
10000
7.8125
6/30/00
-1400
7.6875

7/20/00
1200
7.8125




7/21/00
5100
7.8125




7/26/00
3000
7.6875




7/27/00
400
7.6875




7/28/00
200
7.6875




7/31/00
10000
7.75




7/31/00
7800
7.6875
* The 25,000 shares from 06/15 were transferred into our firm.
The Accounts have the right to receive all dividends from, any proceeds
		from the sale of the Shares.  KIM reserves the right to further accumulate
		or sell shares. None of the Accounts has an interest in shares constituting
		more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer.
		Except as described above, there are no contracts, arrangements,
		understandings or relationships of any kind among the Principals and KIM
		and between any of them and any other person with respect to any of MRF
		securities.
ITEM 7	Materials to be Filed as Exhibits
		See attached Exhibits 1 and 2.
Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.
August 2, 2000 			         By:________________________
        Date						        Signature
     George W. Karpus, President
       Name/Title
	Exhibit 1

 KARPUS INVESTMENT MANAGEMENT

INTEROFFICE MEMO

	TO:	George W. Karpus, President Karpus Investment Management, Inc.

	FROM:	Cody Bartlett Jr.

	DATE:	August 2, 2000

	RE:	Schedule 13D & Shareholder Proposal Mailings - Mentor Income Fund

_________________________________________________________________________
I sent a copy of the Schedule 13D that Karpus filed for the Mentor Income Fund to the address contained in the most recent semi annual report of the Fund (April 30, 2000), this mailing was postmarked July 10, 2000. This document was addressed to the Corporate Office in Richmond, Virginia. On July 24, 2000, we received this mailing back with the address crossed off and the statement "This dept. is closed down also." written on the envelope.

We could find no news announcements regarding either the change of Corporate Office or a change of the Fund's legal secretary on either the Bloomberg or the internet. To this date we have not seen a press release regarding these changes. Due to the lack of clarity as to where the Corporate Office was located, we sent our Shareholder Proposal to two different addresses (Richmond, VA & Boston, MA) via both certified and overnight mail.

We were able to locate the Corporate Office after several phone calls.
Mr. Mike Jones informed me that the Corporate Office had been moved to Boston, MA and was being administered by Evergreen Funds. I spoke with Carol Kosel, Treasurer of the Fund, who informed me that the new legal Secretary was a Mr. Douglas Munn. Upon contacting Mr. Munn's office we discovered that the current Fund Secretary is a Mr. Leonard Davis.

On July 24, 2000, our shareholder proposal was received and signed for by the Fund at their Boston office.

On August 2, 2000, we sent Mr. Davis a copy of the Schedule 13D document via certified mail. This schedule 13D was filed on EDGAR July 10, 2000 for period ending June 30, 2000.


Exhibit 2



July 20, 2000

Mr. Geoffry B. Sale, Secretary
Mentor Income Fund
Mentor Investment Advisors, LLC
Riverfront Plaza,
901 East Byrd Street
Richmond, Virginia 23219

Re:	Mentor Income Fund

Dear Mr. Sale:

Karpus Management, Inc d/b/a Karpus Investment Management (KIM), is the beneficial owner of 6,550 shares of the Mentor Income Fund, Inc. (MRF). We have been the beneficial owners of shares valued of more than $1,000 for more than one year and expect to continue ownership through the date of the next meeting of the Fund be it an annual meeting or special meeting.

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, we (KIM) are hereby submitting the following proposal and supporting statement for inclusion in proxy material at the next meeting of stockholders.

PROPOSAL

In the event that the existing investment advisory contract shall be terminated, is terminated, or assigned, the Fund shall enter into a new investment management contract with Karpus Investment Management.

SUPPORTING STATEMENT

Karpus Investment Management (KIM) is committed to enhancing the value of Fund's shares. KIM would recommend either, any, or all of the following: an aggressive share buy back program in the open market, a share repurchase offer at net asset value, or conversion of the Fund from the current closed end to an open ended format.

The discount to net asset value at which the Fund has historically traded has averaged -12.87% from July 3, 1997 through June 30, 2000. It is the opinion of KIM that the Fund's management should be making recommendations to the Board to close this wide discount. Shareholders of the Fund are entitled to have their investment trade at a market value closer to what it is actually worth (net asset value).

It is the opinion of KIM that the price performance of the Fund should not be acceptable to the shareholders. From June 30,1997 through June 30, 2000 the simple price appreciation (depreciation) of the Fund has been an annual equivalent of -6.1866%. If dividends had be re-invested in the Fund the annual equivalent would be 2.5512%.

It is also the opinion of KIM that the net asset performance of the Fund should not be acceptable to the shareholders. From June 30, 1997 through June 30, 2000 the net asset value performance equaled an annual simple price depreciation equivalent of -3.8187% (with dividends reinvested in the Fund for the same time period equaled 3.8976%).

Karpus has gained national recognition in being ranked by "A Worlds Best Money Managers" according to Nelson Information. For U.S. Intermediate Duration Fixed Income, Karpus was ranked for the 40 quarters ending 3/31/00 8th out of 94 managers. For the 20 quarters ending 3/31/00 Karpus was ranked 3rd out of 148 managers and for the 12 quarters ending 3/31/00, Karpus was ranked 8th out of 165 managers.

It is the opinion of Karpus that Fund shareholders' would benefit by the experience and superior performance that KIM could provide.

Karpus Investment Management is proposing that if approved as the new investment advisor to the Fund, management fees would be at the same current rate, however will be based on the lowest value of either net asset value or market price. This reduction in investment management fees could help increase shareholder returns. The manager would be rewarded based on market performance of the Fund. Since the Fund has historically traded at a discount, the present management in the opinion of KIM has been over-rewarded for inferior market price performance. Based on the current discount to NAV there would be a fee reduction of 12.01% (based on NAV 7/6/00 $8.95 and market price $7.875 7/5/00).

KIM is confident that it can significantly increase the value of the Fund's shares, while retaining the philosophy of protecting the interest of the shareholders. A vote [for] the Karpus proposal is a vote for increasing shareholder value, lowering management fees and improving performance.


END OF PROPOSAL








Should your Board of Directors recommend any new Investment Advisor contract be approved by the shareholders, this notice serves as our official proposal which should be included in any filings you make with the SEC and which should be included in any proxy materials.

Sincerely,

George W. Karpus
President/CEO


cc:	NY Stock Exchange
cc:	Brent Fields-SEC